Filed by Tyco International plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

SEC File No.: 001-05097

Date: February 4, 2016

Explanatory Note: The following presentation was distributed at an industry conference.

Creating a Global Industrial Leader
Johnson Controls and Tyco

NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transaction between Johnson Controls, Inc. (“Johnson Controls”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Johnson Controls and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”).
Johnson Controls and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF Johnson Controls AND Tyco ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT Johnson Controls, Tyco, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Johnson Controls and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Johnson Controls by contacting Johnson Controls Shareholder Services at Shareholder.Services@jci.com or by
calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@tyco.com or by calling (609) 720-4333.
PARTICIPANTS IN THE SOLICITATION
Johnson Controls, Tyco and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the
SEC, be deemed participants in the solicitation of the respective shareholders of Johnson Controls and Tyco in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the
Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Johnson Controls’ directors and executive officers is contained in Johnson Controls’ proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on
December 14, 2015. Information regarding Tyco’s directors and executive officers is contained in Tyco’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on January 15, 2016.
Johnson Controls Cautionary Statement Regarding Forward-Looking Statements
There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private
Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding Johnson Controls’ or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,”
“estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. Johnson Controls cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond Johnson Controls’ control, that could cause Johnson Controls’ or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: Johnson Controls’ and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm Johnson Controls’ business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to
Johnson Controls’ business is included in the section entitled “Risk Factors” in Johnson Controls’ Annual Report on Form 10-K for the
fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and available at www.sec.gov and
www.johnsoncontrols.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, Johnson Controls assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.
Tyco Cautionary Statement Regarding Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995
including, but not limited to, Tyco’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,”
“plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

2

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco’s reports filed with the SEC, which are available at www.sec.gov and www.tyco.com under the “Investor Relations” tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and Johnson Controls to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business.
Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.
Statement Required by the Irish Takeover Rules
The directors of Johnson Controls accept responsibility for the information contained in this communication other than that relating to
Tyco and the Tyco group of companies and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Johnson Controls (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.
The directors of Tyco accept responsibility for the information contained in this communication relating to Tyco and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.
Centerview Partners LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction, Centerview Partners LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

3

4

Barclays Capital Inc. is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Johnson Controls and no one else in connection with the proposed transaction. In connection with the proposed transaction,
Barclays Capital Inc., its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Johnson Controls for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.
Lazard Freres & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco for providing the protections afforded to clients of Lazard
Freres & Co. LLC, or for giving advice in connection with the proposed transaction or any matter referred to herein.
NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE
TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.
This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the
“2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland
(“CBI”) has not approved this communication.

Leadership
Alex Molinaroli
Johnson Controls
Chairman and Chief Executive Officer
George Oliver
Tyco
Chief Executive Officer

Compelling Strategic Rationale
Creates new global leader with $32 billion in revenue (post Adient spin) uniquely positioned to provide the most comprehensive portfolio of building and energy platforms
Highly strategic combination creates the leading full-scale building products and services business, integrating best-in-class product, installation and service capabilities across controls, fire, security, HVAC, and power solutions
Transaction combines innovation pipelines for devices, controls, sensors, data analytics and advanced solutions to better capture the enormous “smart” market opportunity
Tyco and Johnson Controls have highly complementary businesses, enabling the combined company to offer comprehensive and innovative solutions to even more customers globally across various end markets
Combination accelerates ability to partner with customers to bring advanced building technology and integrated solutions for better overall performance and experience
Compelling value creation through at least $650 million in identified synergies plus substantial opportunities for enhanced revenue growth

7

A Highly Complementary Combination
_ Global leader in building controls, HVAC equipment, and energy storage technology
_ Product offerings and developments include Internet of Things connectivity for smart buildings, campuses and cities
_ Global branch network with distinctive technical expertise, installation and service capabilities
_ Broad geographic exposure with strength in North America and Asia
_ Focused growth strategies — buildings and energy platforms
_ Operating system known for
manufacturing, marketing & sales and
procurement excellence
_ Global leader in fire and security
_ Industry leading brands and technologies
with deep innovation pipeline
_ Comprehensive capability to design, install
and service Fire & Security solutions
around the world
_ Significant scale advantage with worldwide
sales and service branches
_ Broad geographic exposure with strength in
North America and Europe
_ Growth strategies focused on key verticals
and innovative solutions
_ Operating system known for efficiency,
solutions orientation, functional excellence
and innovation

8

Transaction Highlights

(1)	.

Name &
Relative
Ownership
_ Johnson Controls and Tyco to combine under the existing Tyco entity and the combined company will be called Johnson Controls plc
_ Johnson Controls shareholders will own ~56% of the combined company shares (plus receive ~$3.9bn cash consideration in the merger) and Tyco will own ~44% of the combined company shares
Shareholder Consideration
_ Tyco will effect a reverse stock split so that Tyco shareholders will receive a fixed exchange ratio of
0.9550 shares of the combined company for each of their existing Tyco shares
_ Johnson Controls shareholders receive 1 share of the combined company for each Johnson Controls share, or may elect to receive cash equal to $34.88 per share (volume weighted 5-day average share price as of signing) for some or all of their Johnson Controls shares
- Subject to proration so that ~$3.9bn aggregate cash is paid to Johnson Controls shareholders in merger
_ Shares to remain NYSE listed and traded under the “JCI” ticker
Headquarters _ Global headquarters: Cork, Ireland
_ North America operations: Milwaukee, Wisconsin
Board of
Directors
_ 6 directors from Johnson Controls, 5 directors from Tyco
_ Includes Alex Molinaroli and George Oliver
Leadership
_ Johnson Controls’s Chairman and CEO will serve as Chairman and CEO of the combined company for 18 months and then become Executive Chairman for 12 months
_ Tyco’s CEO will serve as President and Chief Operating Officer for 18 months and then become CEO for 12 months, and then succeed to Chairman and CEO
Closing
_ Expected before end of fiscal 2016, subject to customary closing conditions, including Johnson
Controls and Tyco shareholder approvals and regulatory approvals
_ Planned Adient spin-off to occur post merger, expected at the beginning of fiscal 2017

Significant Synergy Opportunity
_ Operating/G&A Cost Synergies: $500M
SG&A
Procurement
Corporate
Branch Optimization
_ Revenue Synergies ++
Upside to the $650M synergies
Product and service cross-sell
Highly complementary product, service and geographic
profile
Anticipated Synergies Run-Rate
Synergy Estimate
_ Tax Synergies: $150M
(Below Operating Line)
Efficient global management
Global cash movement and investment potential
Significant Value Creation For All Shareholders
$650M
Tax
Synergies
Operating
Synergies

What Each Shareholder Receives
Johnson
Controls
Shareholder
Today Transaction Pro Forma
1 Tyco
share
Effect reverse
stock split
0.9550
combined
company
share
1 Johnson
Controls
share
Cash /
stock election
$3.9B
aggregate
cash
consideration
1 combined
company
share –or—
$34.88 cash /
share
(subject to
proration)

Transaction Represents Culmination of Two Corporate Transformation Journeys



Johnson Controls
• Automotive centric portfolio
• Focused multi-industrial with auto business
tyco
• Diversified Holding Company
• Streamlined operating company
Pro Forma for Merger
Power
Fire & Security
HVAC
Adient Spin
~$49B revenue
Pro Forma After Adient Separation
Power
Fire & Security
HVAC
~$32B revenue

Combined Company Is A Global Leader In Attractive End Markets

11

Post Merger and Adient Separation, Shareholders will own Two Focused, High-Value Companies

		Equity Ownership	Metrics
Johnson Controls	*Global Industrial Leader*	**56%** Johnson Controls shareholders **44%** Tyco shareholders	• ~$32B Revenue • ~$4.5B EBITDA (before synergies) • $650M identified synergies
Adient	*Global Leader in Automotive Seating and Interiors*	**56%** Johnson Controls shareholders **44%** Tyco shareholders	• ~$17B Revenue • ~$1.6B EBITDA

Significant Value Creation Potential From Ownership In Combined Company And Adient

12

Adient Company Overview: Global Leader in the Automotive Seating Market

$16.5B
Seating revenue in 2015

- Non-consolidated JVs
  - China $6.6B
  - Interiors $8.5B

22+ Million seat sets a year



278 locations globally

Supports all major automakers globally in the differentiation of their vehicles



13

Substantial Value Creation for Shareholders

Value to Johnson Controls Shareholders

- Enhances multi-industrial portfolio by strengthening buildings platform
- ~56% equity ownership in value creation potential of the combined company including capitalized value of $650M of synergies plus substantial opportunities for enhanced revenues
- ~$3.9B aggregate cash consideration in merger in addition to equity ownership
- Strong pro forma balance sheet including enhanced financial flexibility
- Stronger financial metrics (growth and profit) to drive multiple expansion over time

Value to tyco Shareholders

- Premium of 13% to the 30 day volume weighted average share price exchange ratio
- ~44% equity ownership in value creation potential of the combined company including capitalized value of $650M of synergies plus substantial opportunities for enhanced revenues
- More diversified larger portfolio with greater exposure to global higher growth regions and expanded opportunities in connected buildings of the future
- Ownership of Adient as pure-play company post spin with significant free cash flow
- Enhanced scale and cash flow to continue to pursue value-creating growth

A "Win-Win" Combination Strategically & Financially

14

Value Creation for Johnson Controls Shareholders

Johnson Controls Shareholders Have Today	JCI Shareholders Have Post Merger and Spin	
	JCI + Tyco	**Adient**
• 100% ownership of Johnson Controls	❶ Own 56% of combined company equity including capitalized value of: + **$500M operating synergies** + **$150M tax synergies** + Benefit of **revenue synergies** + Opportunity for **multiple expansion** ❷ Receive ~$3.9B cash	❸ Own 56% of Adient equity

FY 2016E	Expected Pro Forma – FY 2016E (PF for Merger and Adient Spin)	
• ~$4.6B of EBITDA ($3.0B ex. Adient) • ~650M shares outstanding • ~1.5x Net Debt/EBITDA	• ~$4.5B of EBITDA + **$500M*** operating synergies + **$150M** tax synergies • ~940M shares outstanding** • ~2x-2.5x Net Debt/EBITDA • ~$10.5B Net Debt*** • 17-18% tax rate	• ~$1.6B of EBITDA • ~2x-2.5x Net Debt/EBITDA leverage • ~$3B Net Debt

*Run-rate expected to be realized by year 3
**See appendix for reconciliation
***Including ~$3B cash dividend from Adient and $3.9B transaction debt

15

Value Creation for Tyco Shareholders

Tyco Shareholders Have Today	Tyco Shareholders Have Post Merger and Spin	
	JCI + Tyco	**Adient**
• 100% ownership of Tyco	❶ Premium of 13% to the 30 day volume weighted average share price exchange ratio ❷ Own 44% of combined company equity including capitalized value of: + **$500M operating synergies** + **$150M tax synergies** + Benefit of **revenue synergies** + Opportunity for **multiple expansion**	❸ Own 44% of Adient equity

FY 2016E	Expected Pro Forma – FY 2016E (PF for Merger and Adient Spin)	
• ~$1.5B of EBITDA • ~430M shares outstanding • ~1.3x Net Debt/EBITDA (does not include rating agency add backs)	• ~$4.5B of EBITDA + **$500M*** operating synergies + **$150M** tax synergies • ~940M shares outstanding** • ~2x-2.5x Net Debt/EBITDA • ~$10.5B Net Debt*** • 17-18% tax rate	• ~$1.6B of EBITDA • ~2x-2.5x Net Debt/EBITDA leverage • ~$3B Net Debt

*Run-rate expected to be realized by year 3
**See appendix for reconciliation
***Including ~$3B cash dividend from Adient and $3.9B transaction debt

16

Balanced Pro Forma Revenue Mix Provides Strong Base
For Consistent Growth*
Americas_
Asia_24%_ 56%_
EMEA_
21%_
*Post Adient spin
Service
~30% Product
~70%
Balanced Across
Products &
Geographies With
Strong Recurring
Revenue Base

Leading Brands Across Comprehensive Portfolio of
Products and Services
Building Controls
#1 In Controls, Fire, Security And Power Solutions

Uniquely Positioned to Capitalize on Convergence
SMARTER PLACES
_ Smart Homes
_ Smart Buildings
_ Smart Cities
_ Smart Operations
- Retailers
- Hospitals
- Stadiums
- Etc.
“Internet of Things” Expanding Existing Markets and Defining New
Markets & Ecosystems
Strength Across Converging Ecosystem

Combination Creates Ability to Deliver on Integrated
Vision for Buildings of the Future
Advantaged Position For Building Automation & Systems Integration

Combined Company Able to Leverage IoT and Connectivity
for a “Smarter” Customer Offering
Analyze data, Optimize energy
effort, Enhance asset utilization
Information Technology
Distributed power, Renewables
support, New Battery technologies
Energy Storage
HVAC, Fire & Security, Lighting, and
Power
Building Technologies
Asset tagging, Tracking &
management
Enterprise Assets
Uniquely
Positioned For
More Integrated,
Connected and
Data-rich Future
Leader In Connected Buildings, Campuses And Cities

Johnson Controls
Operating System
Tyco
Business System
Two Strong Business Systems to Drive Synergy Realization and Efficiencies
Across the Combined Organization
_ Most operationally capable
_ Standardized enterprise approach
_ Span all areas of business
_ Establish and leverage best practices
_ Consistent, repeatable processes
_ Increase speed and agility
Two World-Class and Complementary Operating Systems
_ Standardizes & optimizes all processes
_ Drives efficient cost structure
_ Accelerates value extraction
_ Prioritizes & allocates resources

Financial Highlights
Revenue
Growth
_ Accelerated top-line growth given product and service portfolio opportunity plus geographic growth opportunities
Earnings
_ $650M of synergies contribute to enhanced earnings growth
_ Operational synergies reach run rate by year three
Financing /
Balance Sheet
_ Committed financing in place for ~$3.9B cash consideration in the merger
_ Strong investment grade balance sheet with financial flexibility
Dividend
Policy / Capital
Allocation
_ Strong free cash flow to support continuity of strong and growing dividends
_ Balanced capital allocation going forward including return of capital to shareholders plus high return investment

Compelling Strategic Rationale
Creates new global leader with $32 billion in revenue (post Adient spin) uniquely positioned to provide the most comprehensive portfolio of building and energy platforms
Highly strategic combination creates the leading full-scale building products and services business, integrating best-in-class product, installation and service capabilities across controls, fire, security, HVAC, and power solutions
Transaction combines innovation pipelines for devices, controls, sensors, data analytics and advanced solutions to better capture the enormous “smart” market opportunity
Tyco and Johnson Controls have highly complementary businesses, enabling the combined company to offer comprehensive and innovative solutions to even more customers globally across various end markets
Combination accelerates ability to partner with customers to bring advanced building technology and integrated solutions for better overall performance and experience
Compelling value creation through at least $650 million in identified synergies plus substantial opportunities for enhanced revenue growth

Appendix

JCI + Tyco Proforma Share Reconciliation (Approximation)
(in millions, except stock split ratio)
Tyco diluted shares 430
Reverse stock split x 0.955
Tyco post-stock split diluted shares 411 A
JCI diluted shares 653
Less: expected share repurchase ($500M) (13)
Less: $3.9B cash to JCI shareholders (111)
Adjusted JCI diluted shares 529 B
Total combined company diluted shares 940 A+B